By Facsimile: (501) 975-3001

John P. Fletcher, Esq.						April 14, 2005
Kutak Rock LLP
425 W. Capitol Avenue
Suite 1100
Little Rock, Arkansas 72201
(501) 975-3000

 Re:	Digital Impact, Inc.
	Schedule TO-T filed on April 1, 2005 by Acxiom Corporation and Adam Merger Corporation
	File No. 005- 57265

Dear Mr. Fletcher:

	We have limited our review of the above referenced filing to only the matters addressed herein. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Acceptance for Payment and Payment for Shares, page 10

1. We note, in the last paragraph of this section, you state that you may return share certificates evidencing unpurchased shares as promptly as practicable following the expiration or termination of the offer. Please revise this section to state that you will promptly return such certificates, as required by Rule 14e-1(c).

Certain Information Concerning the Company, page 16

2. Please note that the only public reference facility now maintained by the SEC is located in Washington, D.C. You should revise your disclosure accordingly.

Certain Information Concerning Acxiom and the Purchaser, page 17

3. In a supplemental response, please confirm that you have no securities ownership interest to report pursuant to Item 1008 of Regulation M-A.

Conditions to the Offer, page 35

4. You state that you may decide to terminate the exchange offer if one of the listed offer conditions occurs and you make the secondary determination that it is "inadvisable to proceed with the offer..." If a listed offer condition is implicated by events that occur during the exchange offer such that the offer condition is deemed satisfied and may be asserted, however, the purchaser must disclose that it has made a decision to either waive the offer condition in order to properly continue the offer or assert the condition and terminate the offer. As you are aware, waiver of a material offer condition may require an extension of the offer and/or dissemination of additional offering material. Please confirm your understanding in a supplemental response.

5. We note the offerors have reserved the right to assert the occurrence of any of the conditions to the offer "at any time from time to time." Defining the conditions as "an ongoing right which may be asserted at any time from time to time" suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Fees and Expenses, page 39

6. Please provide a summary of all material terms of employment, including retainer or other arrangement for compensation for Stephens Inc. Please see Item 1009 of Regulation M-A.

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the offerors are in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the offerors acknowledging that:

* the offerors are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the offerors may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 942-2903. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

           					Very truly yours,



          					Celeste M. Murphy
						Special Counsel
						Office of Mergers and
						Acquisitions